Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
GoPro Australia Pty Ltd	Australia
GoPro do Brasil Participações Ltda.	Brazil
GoPro Philippines Ltd.	Cayman Islands
Woodman Labs Cayman, Inc.	Cayman Islands
GoPro Technology (Shenzhen) Limited	China
GoPro Trading (Shanghai) Limited	China
GoPro France SAS	France
GoPro Technology France SAS	France
Kolor SAS	France
Stupeflix SAS	France
GoPro GmbH	Germany
GoPro Hong Kong Limited	Hong Kong

GoPro GK	Japan
GoPro Coöperatief U.A.	The Netherlands
GoPro International B.V.	The Netherlands

GoPro Switzerland AG	Switzerland
GoPro Media (UK) Ltd.	United Kingdom
GoPro Care, Inc.	United States
GoPro Care Services, Inc.	United States
GoPro Mobility (U.S.), LLC	United States
SpliceApp LLC	United States
Stupeflix Inc.	United States
Vemory, Inc.	United States